UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LEJU HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)**

Sina Corporation

7/F Sina Plaza

No. 8 Courtyard 10 West

Xibeiwang East Road

Haidian District, Beijing, 100193

People’s Republic of China

Phone: +86 10 8262-8888

Facsimile: +86 10 8260-7073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

 Skadden, Arps, Slate, Meagher & Flom LLP

 c/o 42/F, Edinburgh Tower, The Landmark

 15 Queen’s Road Central

Hong Kong

 +852 3740-4700

December 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**     This CUSIP number applies to the American depositary shares of the Issuer (the “ADSs”), each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	50187J108

1	Names of Reporting Persons Sina Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 42,117,874 Ordinary Shares (1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 42,117,874 Ordinary Shares (1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,117,874 Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.1%
14	Type of Reporting Person (See Instructions) CO

(1)                                 Include (i) 42,081,187 Ordinary Shares held by SINA and (ii) 36,687 Ordinary Shares represented by 36,687 ADSs held by MemeStar Limited, a wholly owned subsidiary of SINA.

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2016 (the “Original Filing”) by Sina Corporation (“SINA”), with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of Leju Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In accordance with Section 4.04 of the Shareholders Agreement, during the 18-month period following the Closing Date, E-House Holdings has an option to repurchase all the equity interest held by SINA in E-House Holdings for a consideration consisting of (i) 30% of the total outstanding Ordinary Shares at the time of the repurchase, and (ii) a cash payment. In December 2016, E-House Holdings exercised such option right and on December 30, 2016, E-House Holdings repurchased 49,764,809 ordinary shares of E-House Holdings from SINA, representing all the ordinary shares held by SINA in E-House Holdings, for the aggregate consideration comprised of 40,651,187 Ordinary Shares and US$129,038,150, pursuant to a share repurchase agreement dated December 30, 2016 (the “Share Repurchase Agreement”) entered into by and between SINA and E-House Holdings. As a result, on December 30, 2016, SINA acquired 40,651,187 Ordinary Shares and ceased to hold any beneficial ownership of Ordinary Shares through E-House Holdings.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 5.                                 Interest in Securities of the Issuer

Item 5(a)—(b) of the Schedule 13D is hereby amended and restated as follows:

The responses of SINA to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As of December 30, 2016, 42,081,187 Ordinary Shares are held by SINA and 36,687 Ordinary Shares represented by 36,687 ADSs are held by MemeStar Limited, a wholly owned subsidiary of SINA.

The percentage of Ordinary Shares beneficially owned by SINA is based on 135,503,958 Ordinary Shares outstanding as of December 30, 2016.

Mr. Charles Chao, Chairman of the Board of Directors and Chief Executive Officer of SINA, beneficially owned 242,500 Ordinary Shares as of December 30, 2016, including (i) 2,500 Ordinary Shares held by Mr. Chao and (ii) 376,666 Ordinary Shares issuable to Mr. Chao upon exercise of options or vesting of restricted shares within 60 days after December 30, 2016.

Except as disclosed in this Schedule 13D, neither SINA nor, to its best knowledge, any of the persons listed on Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 6.

A copy of the Share Repurchase Agreement is attached hereto as Exhibit 7.02 and is incorporated by reference herein. The foregoing description of the Share Repurchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such Shareholders Agreement attached hereto as Exhibit 7.02.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 7.01*                       Shareholders Agreement by and among E-House Holdings, Mr. Xin Zhou, SINA and certain other parties thereto, dated August 12, 2016.

Exhibit 7.02                              Share Repurchase Agreement between E-House Holdings and SINA, dated December 30, 2016.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2017

Sina Corporation
By:	/s/ Charles Chao
Name: Charles Chao
Title: Chief Executive Officer